Exhibit 99.6

FIRST AMENDMENT TO THE

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

(Amended and Restated as of January 1, 2014)

ORACLE CORPORATION hereby amends the Oracle Corporation 401(k) Savings and Investment Plan (the “Plan”), amended and restated as of January 1, 2014, as set forth below, effective as of December 1, 2010:

1.	The final sentence of Subsection 3.1(b) is amended to read in its entirety as follows:

No contributions other than Roth Contributions, in-plan Roth rollovers and properly attributable earnings will be credited to each Participant’s Roth Contributions Account.

2.	Section 8.8 is amended by the addition of a new Subsection (b) and the following subsections are relettered accordingly:

(b) In-Plan Roth Rollovers. An Eligible Rollover Distribution made from a Participant’s Account under the Plan (other than a Roth Contributions Account) may be transferred to the Participant’s Roth Contributions Account under the Plan. Outstanding Plan loans may not be transferred to a Roth Contributions Account. Any amounts invested through a brokerage account must be liquidated and transferred to one of the investment funds offered under the Plan before transfer to a Roth Contributions Account. The in-plan Roth rollover is irreversible and cannot be undone or recharacterized in any manner. The Plan will maintain such records as are necessary for the proper reporting of in-plan Roth rollovers.

IN WITNESS WHEREOF, Oracle Corporation has caused this amendment to be executed on its behalf on this 30th day of December, 2014.

ORACLE CORPORATION

By:	/s/ Joyce Westerdahl
Printed Name: Joyce Westerdahl
Title:	Senior Vice President, Human Resources